Exhibit 99.2

A2Z Smart Technologies Announces Private Placement of up to US$3 million

TEL AVIV, ISRAEL. October 24, 2022 - A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ) (NASDAQ: AZ), today announced a private placement (the “Offering”) of up to 2,222,223 units (the “Units”) at a price of US$1.35 (CAD$1.86) per Unit, for gross proceeds of up to CAD$4,133,333 million (the “Gross Proceeds”). Each Unit is composed of one common share of the Company and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company (each a “Warrant Share”), upon payment to the Company of CAD$2.20 (US$1.60) per Warrant Share for a period of 24 months following receipt of final TSX Venture Exchange approval.

Additionally, the Company advises that certain directors and officers of the Company may participate in the Offering in an amount of up to US$750,000 (the “Insider Participation”). The Insider Participation transaction involving the Loa is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

Closing of the Offering remains subject to the final approval of the TSXV.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com